

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 30, 2024

Matthew Franklin
President and Chief Financial Officer
Akili, Inc.
71 Commercial Street, Mailbox 312
Boston, MA 02109

> **Re: Akili, Inc.**
> **Schedule 14D-9C Filed May 29, 2024**
> **File No. 005-92647**

Dear Matthew Franklin:

We have reviewed your filing and have the following comment.

Please respond to this comment by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. All defined terms used herein have the same meaning as in your filing, unless otherwise indicated.

Schedule 14D-9C Filed May 29, 2024

General

1. We note your reference to Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 in the 'Forward-looking Statements' section of the Schedule 14D-9 and each of its exhibits. Note that the safe harbor protections for forward-looking statements contained in U.S. federal securities laws do not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act of 1933 and Section 21E(b)(2)(C) of the Securities Exchange Act of 1934. See also telephone interpretation I.M.2 in the July 2001 Supplement to the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations. Please refrain from making further references to these safe harbor protections for forward-looking statements in any future communications relating to the Offer.

We remind you that the filing person is responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Matthew Franklin
Akili, Inc.
May 30, 2024
Page 2

       Please direct any questions to Shane Callaghan at 202-551-6977 or Christina Chalk at 202-551-3263.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Mergers & Acquisitions